QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OSIRIS THERAPEUTICS, INC.
(Name of Subject Company)

PAPYRUS ACQUISITION CORP.
(Offeror)

SMITH & NEPHEW CONSOLIDATED, INC.
SMITH & NEPHEW PLC
(Parent of Offeror)
(Names of Filing Persons)

Common stock, par value $0.001 per share
(Title of Class of Securities)

68827R108
(CUSIP Number of Class of Securities)

Smith & Nephew plc
15 Adam Street
London, WC2N 6LA
England
Telephone: +44 (0)20 7401 7646
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Scott A. Barshay
David Klein
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$660,491,753.54	$80,051.60

*
Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 34,528,289 shares of common stock, par value $0.001 per share, of Osiris Therapeutics, Inc., multiplied by the offer price of $19.00 per share, and (ii) 590,751 shares subject to issuance pursuant to granted and outstanding stock options with an exercise price less than $19.00 per share, multiplied by $7.54, which is the offer price of $19.00 per share minus the weighted average exercise price for such options of $11.46. The calculation of the filing fee is based on information provided by Osiris Therapeutics, Inc., as of March 18, 2019.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction valuation by 0.0001212.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the tender offer by Papyrus Acquisition Corp., a Maryland corporation ("Purchaser") and a direct wholly owned subsidiary of Smith & Nephew Consolidated, Inc., a Delaware corporation ("Parent"), which is an indirect wholly owned subsidiary of Smith & Nephew plc, a public limited company formed under the laws of England and Wales ("Smith & Nephew"), is offering to purchase (the "Offer") all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Osiris Therapeutics Inc., a Maryland corporation ("Osiris"), at a price per Share of $19.00 in cash, net to the holder of any applicable withholding taxes and without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 20, 2019 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the "Letter of Transmittal", a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the "Offer").

        All the information set forth in the Offer to Purchase, including Schedule A thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.    Summary Term Sheet.

Regulation M-A Item 1001

        The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.    Subject Company Information.

Regulation M-A Item 1002

        (a)    Name and Address.    The name, address, and telephone number of the subject company's principal executive offices are as follows:

Osiris Therapeutics, Inc.
7015 Albert Einstein Drive
Columbia, MD 21046
(443) 545-1800

        (b)-(c) Securities; Trading Market and Price.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 6 ("Price Range of Shares; Dividends")

Item 3.    Identity and Background of Filing Person.

Regulation M-A Item 1003

        (a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 8 ("Certain Information Concerning Purchaser, Parent and Smith & Nephew")

        THE TENDER OFFER—Schedule A ("Information Concerning Members of the Board of Directors and the Executive Officers of Purchaser, Parent and Smith & Nephew")

Item 4.    Terms of the Transaction.

Regulation M-A Item 1004

        (a)    Material Terms.    For purposes of subsection (a)(1), the information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        INTRODUCTION

        THE TENDER OFFER—Section 1 ("Terms of the Offer")

        THE TENDER OFFER—Section 2 ("Acceptance for Payment and Payment for Shares")

        THE TENDER OFFER—Section 3 ("Procedures for Tendering Shares")

        THE TENDER OFFER—Section 4 ("Withdrawal Rights")

        THE TENDER OFFER—Section 5 ("Material U.S. Federal Income Tax Consequences of the Offer and the Merger")

        THE TENDER OFFER—Section 12 ("Certain Effects of the Offer")

        THE TENDER OFFER—Section 14 ("Conditions of the Offer")

        Subsections (a)(1)(ix) and (xi) are not applicable.

        For purposes of subsections (a)(2) the information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        INTRODUCTION

        THE TENDER OFFER—Section 1 ("Terms of the Offer")

        THE TENDER OFFER—Section 5 ("Material U.S. Federal Income Tax Consequences of the Offer and the Merger")

        THE TENDER OFFER—Section 9 ("Background of the Offer and the Merger; Past Contacts or Negotiations between Parent and Osiris")

        THE TENDER OFFER—Section 10 ("The Merger Agreement; Other Agreements")

        THE TENDER OFFER—Section 11 ("Purpose of the Offer and Plans for Osiris")

        THE TENDER OFFER—Section 14 ("Certain Effects of the Offer")

        Subsections (a)(2)(v) and (vi) are not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

        (a)    Transactions.    The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 9 ("Background of the Offer and the Merger; Past Contacts or Negotiations between Parent and Osiris") is incorporated herein by reference.

        (b)    Significant Corporate Events.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 9 ("Background of the Offer and the Merger; Past Contacts or Negotiations between Parent and Osiris")

        THE TENDER OFFER—Section 10 ("The Merger Agreement; Other Agreements")

Item 6.    Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

        (a)    Purposes.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 11 ("Purpose of the Offer and Plans for Osiris")

  (c)
  (1)-(7) Plans.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 9 ("Background of the Offer and the Merger; Past Contacts or Negotiations between Parent and Osiris")

        THE TENDER OFFER—Section 10 ("The Merger Agreement; Other Agreements")

        THE TENDER OFFER—Section 11 ("Purpose of the Offer and Plans for Osiris")

        THE TENDER OFFER—Section 12 ("Certain Effects of the Offer")

        THE TENDER OFFER—Section 15 ("Dividends and Distributions")

Item 7.    Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

        (a)    Source of Funds.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 13 ("Source and Amount of Funds")

        (b)    Conditions.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 1 ("Terms of the Offer")

        THE TENDER OFFER—Section 10 ("The Merger Agreement; Other Agreements")

        THE TENDER OFFER—Section 13 ("Source and Amount of Funds")

        (d)    Borrowed Funds.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 13 ("Source and Amount of Funds")

Item 8.    Interest in Securities of the Subject Company.

Regulation M-A Item 1008

        (a)    Securities Ownership.    The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 8 ("Certain Information Concerning Purchaser, Parent and Smith & Nephew") is incorporated herein by reference.

        (b)    Securities Transactions.    None.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

        (a)    Solicitations or Recommendations.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 10 ("The Merger Agreement; Other Agreements")

        THE TENDER OFFER—Section 11 ("Purpose of the Offer and Plans for Osiris")

        THE TENDER OFFER—Section 17 ("Fees and Expenses")

        THE TENDER OFFER—Section 18 ("Miscellaneous")

Item 10.    Financial Statements.

Regulation M-A Item 1010

        (a)    Financial Information.    Not Applicable.

        (b)    Pro Forma Information.    Not Applicable.

Item 11.    Additional Information.

Regulation M-A Item 1011

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 9 ("Background of the Offer and the Merger; Past Contacts or Negotiations between Parent and Osiris")

        THE TENDER OFFER—Section 10 ("The Merger Agreement; Other Agreements")

        THE TENDER OFFER—Section 11 ("Purpose of the Offer and Plans for Osiris")

        THE TENDER OFFER—Section 12 ("Certain Effects of the Offer")

        THE TENDER OFFER—Section 16 ("Certain Legal Matters; Regulatory Approvals")

        (c)    Other Material Information.    The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 20, 2019.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement as published in The New York Times on March 20, 2019.
(a)(1)(G)	Press Release, dated March 12, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Smith & Nephew plc with the U.S. Securities and Exchange Commission on March 12, 2019).
(a)(1)(H)
Investor Presentation, dated March 12, 2019, issued by Smith & Nephew plc (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Smith & Nephew plc with the U.S. Securities and Exchange Commission on March 12, 2019).
(b)
Smith & Nephew plc's $1 billion existing revolving credit facility, dated June 15, 2018, between Smith & Nephew plc, as borrower, the guarantors from time to time party thereto, the lenders set forth on Schedule 1 thereto, HSBC Bank PLC as Facility Agent and various financial institutions as lead arrangers (incorporated by reference to Exhibit 4(a)(v) to the Annual Report for the year ended December 31, 2018 on Form 20-F, filed by Smith & Nephew plc with the U.S. Securities and Exchange Commission on March 4, 2019).
(d)(1)
Agreement and Plan of Merger, dated as of March 12, 2019, by and among Smith & Nephew plc, Smith & Nephew Consolidated, Inc., Papyrus Acquisition Corp. and Osiris Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Osiris Therapeutics, Inc. with the U.S. Securities and Exchange Commission on March 12, 2019).
(d)(2)	Confidentiality Agreement, effective as of July 12, 2018, by and among Smith & Nephew, Inc. and Osiris Therapeutics, Inc.
(d)(3)	Tender and Support Agreement, dated March 12, 2019, between Smith & Nephew Consolidated, Inc., Papyrus Acquisition Corp. and Peter Friedli.
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SMITH & NEPHEW PLC
By:	/s/ SUSAN M. SWABEY
	Name:	Susan M. Swabey
	Title:	Company Secretary

SMITH & NEPHEW CONSOLIDATED, INC.
By:	/s/ MICHAEL ZAGGER
	Name:	Michael Zagger
	Title:	Director

PAPYRUS ACQUISITION CORP.
By:	/s/ MICHAEL ZAGGER
	Name:	Michael Zagger
	Title:	Director

Dated: March 20, 2019

 EXHIBIT INDEX

Item 12.    Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 20, 2019.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement as published in The New York Times on March 20, 2019.
(a)(1)(G)	Press Release, dated March 12, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Smith & Nephew plc with the U.S. Securities and Exchange Commission on March 12, 2019).
(a)(1)(H)
Investor Presentation, dated March 12, 2019, issued by Smith & Nephew plc (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Smith & Nephew plc with the U.S. Securities and Exchange Commission on March 12, 2019).
(b)
Smith & Nephew plc's $1 billion existing revolving credit facility, dated June 15, 2018, between Smith & Nephew plc, as borrower, the guarantors from time to time party thereto, the lenders set forth on Schedule 1 thereto, HSBC Bank PLC as Facility Agent and various financial institutions as lead arrangers (incorporated by reference to Exhibit 4(a)(v) to the Annual Report for the year ended December 31, 2018 on Form 20-F, filed by Smith & Nephew plc with the U.S. Securities and Exchange Commission on March 4, 2019).
(d)(1)
Agreement and Plan of Merger, dated as of March 12, 2019, by and among Smith & Nephew plc, Smith & Nephew Consolidated, Inc., Papyrus Acquisition Corp. and Osiris Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Osiris Therapeutics, Inc. with the U.S. Securities and Exchange Commission on March 12, 2019).
(d)(2)	Confidentiality Agreement, effective as of July 12, 2018, by and among Smith & Nephew, Inc. and Osiris Therapeutics, Inc.
(d)(3)	Tender and Support Agreement, dated March 12, 2019, between Smith & Nephew Consolidated, Inc., Papyrus Acquisition Corp. and Peter Friedli.
(g)	None.
(h)	None.

QuickLinks

  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information .
  Item 3. Identity and Background of Filing Person .
  Item 4. Terms of the Transaction .
  Item 5. Past Contacts, Transactions, Negotiations and Agreements .
  Item 6. Purposes of the Transaction and Plans or Proposals .
  Item 7. Source and Amount of Funds or Other Consideration .
  Item 8. Interest in Securities of the Subject Company .
  Item 9. Persons/Assets Retained, Employed, Compensated or Used .
  Item 10. Financial Statements .
  Item 11. Additional Information .
  Item 12. Exhibits .
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX
  Item 12. Exhibits .